Exhibit 99.1
Aeterna Zentaris
Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418-652-8525
www.aezsinc.com
Press Release
For immediate release

Aeterna Zentaris Reports Third Quarter 2012 Financial and Operating Results
All amounts are in U.S. dollars

Quebec City, Canada, November 13, 2012 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the "Company"), an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs, today reported financial and operating results for the third quarter ended September 30, 2012.
Highlights
Perifosine (Oral Akt Inhibitor)

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The Company increased its focus on patient recruitment for the ongoing Phase 3 trial in multiple myeloma ("MM") by opening additional sites in Europe. Pre-planned interim analysis by an independent Data Safety Monitoring Board ("DSMB") expected upon reaching approximately 80 events (disease progression or death).

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The Company's partner for the Japanese market, Yakult Honsha Co. Ltd. ("Yakult"), made progress with the Phase 1 bridging study in MM initiated earlier this year, and is also looking to expand work with perifosine in other indications.

AEZS-108 (Cytotoxic Peptide Conjugate Linked to Doxorubicin)

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Subsequent to quarter-end, a Special Protocol Assessment ("SPA") was filed with the Food and Drug Administration ("FDA") with the goal of initiating a Phase 3 trial in endometrial cancer during the first quarter of 2013.

AEZS-130 (Oral Ghrelin Agonist)

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Fast Track designation not granted to AEZS-130 as oral diagnostic test for adult growth hormone deficiency ("AGHD"). The Company continues to expect to file New Drug Application ("NDA") during the first quarter of 2013.

▪	Subsequent to quarter-end, Phase 3 trial results presented at the International Congress of GRS and IGF Society, demonstrated AEZS-130 to be safe and effective in diagnosing AGHD.

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First patient recruited for Phase 2A trial of AEZS-130 in cancer-induced cachexia. Study conducted under a Cooperative Research and Development Agreement ("CRADA") between the Company and the Michael E. DeBakey Veterans Affairs Medical Center which is funding the study.

Corporate Developments
Share Consolidation and NASDAQ Minimum Bid Price Compliance

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Subsequent to quarter-end, the Company's common shares were consolidated on a 6-to-1 basis, in order to regain compliance with the NASDAQ Stock Market's ("NASDAQ") minimum bid price requirement. The Company's common shares began trading on a consolidated basis on October 5, 2012, and the Company regained NASDAQ compliance on October 19, 2012.

Public Offering

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Subsequent to quarter-end, on October 17, 2012, the Company completed a public offering of 6.6 million units (the "Offering") generating net proceeds of $15.2 million intended to be used for the continued funding of ongoing drug development programs for perifosine in MM, as well as for AEZS-108 and AEZS-130.

Aeterna Zentaris

Cash and cash equivalents, excluding the net proceeds raised in the Offering subsequent to quarter-end, totalled $33.2 million as at September 30, 2012, compared to $46.9 million as at December 31, 2011.
Juergen Engel, PhD, Aeterna Zentaris President and Chief Executive Officer, commented, "This has been quite an eventful quarter for our Company. At the drug development level, we focused on opening new sites and increasing patient recruitment for our ongoing Phase 3 trial of perifosine in multiple myeloma. Meanwhile, our partner, Yakult, continued to make progress with a Phase 1 trial of perifosine in the same indication in Japan.
As for AEZS-108, we filed a SPA with the FDA for our upcoming Phase 3 trial in endometrial cancer. Earlier this week, we were pleased to report the initiation of the Phase 2 portion of the investigator driven Phase 1/2 trial of AEZS-108 in prostate cancer.
Regarding AEZS-130 as an oral diagnostic test for AGHD, all efforts are concentrated on filing an NDA in the first quarter of 2013. We also announced that a first patient had been recruited for an investigator driven Phase 2A trial of AEZS-130 in cancer-induced cachexia.
2013 looks promising, and we remain confident that the market will come to recognize the full potential of our innovative pipeline."
Dennis Turpin, CPA, CA, Senior Vice President and Chief Financial Officer at Aeterna Zentaris stated, "As of September 30, 2012, including net proceeds from the Offering, we had a pro forma cash and cash equivalents position of $48.4 million which means that we should be well poised to continue to move our key product candidates through the pipeline."
CONSOLIDATED RESULTS AS AT AND FOR THE THIRD QUARTER ENDED SEPT. 30, 2012
Revenues were $7.1 million for the quarter ended September 30, 2012, compared to $9.5 million for the same quarter in 2011. The decrease is largely attributable to lower deliveries of Cetrotide® to certain customers and to the relative weakening of the euro against the US dollar.
R&D costs, net of refundable tax credits and grants were $4.3 million for the quarter ended September 30, 2012, compared to $5.7 million for the same quarter in 2011. The comparative decrease is attributable to lower third-party costs associated with the development of perifosine and AEZS-108, combined with the weakening of the euro against the US dollar.
Net finance income (costs) totalled $(0.9) million for the quarter ended September 30, 2012, compared to $9.3 million for the same quarter in 2011. The significant fluctuation in net finance (costs) income is mainly due to the change in fair value of our warrant liability, as well as to (losses) or gains due to changes in foreign currency exchange rates, which are mainly related to the period-over-period continued weakness of the Euro against the U.S. dollar.
Net loss amounted to $6.6 million, or $0.35 per basic and diluted share for the quarter ended September 30, 2012, compared to a net income of $1.1 million, or $0.07 per basic and $0.06 per diluted share, for the same quarter in 2011. The significant increase in net loss for the three-month period ended September 30, 2012, as compared to the same period in 2011, is due largely to lower net finance income, partly compensated by lower R&D and SG&A expenses.

Aeterna Zentaris

CONFERENCE CALL
Management will be hosting a conference call for the investment community beginning at 8:30 a.m. (Eastern Time) tomorrow, Wednesday, November 14, 2012, to discuss the 2012 third quarter results. Individuals interested in participating in the live conference call by telephone may dial, in Canada, 514-807-9895 or 647-427-7450, outside Canada, 888-231-8191. They may also listen through the Internet at www.aezsinc.com in the "newsroom" section. A replay will be available on the Company's website for 30 days following the live event.
For reference, the Management's Discussion and Analysis for the third quarter 2012 with the associated Unaudited Interim Consolidated Financial Statements can be found at www.aezsinc.com in the "Investors" section.
About Aeterna Zentaris Inc.
Aeterna Zentaris is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. The Company's pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. For more information please visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Investor Relations
Ginette Beaudet Vallières
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com

Media Relations
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

Attachment: Financial summary

Aeterna Zentaris

Interim Consolidated Statements of Comprehensive (Loss) Income Information

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except for share and per share data)	2012	2011	2012	2011
	$	$	$	$
Revenues
Sales and royalties	6,826	8,783	22,373	21,989
License fees and other	313	731	1,747	1,437
	7,139	9,514	24,120	23,426
Operating expenses
Cost of sales	5,556	7,926	19,331	19,446
Research and development costs, net of refundable tax credits and grants	4,342	5,663	15,081	16,724
Selling, general and administrative expenses	2,921	4,169	9,776	10,762
	12,819	17,758	44,188	46,932
Loss from operations	(5,680)	(8,244)	(20,068)	(23,506)
Finance income	35	9,324	6,610	4,805
Finance costs	(909)	(2)	(7)	(6)
Net finance (costs) income	(874)	9,322	6,603	4,799
(Loss) income before income taxes	(6,554)	1,078	(13,465)	(18,707)
Income tax expense	—	—	—	(841)
Net (loss) income	(6,554)	1,078	(13,465)	(19,548)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(97)	907	(300)	(958)
Comprehensive (loss) income	(6,651)	1,985	(13,765)	(20,506)
Net (loss) income per share
Basic	(0.35)	0.07	(0.74)	(1.28)
Diluted	(0.35)	0.06	(0.74)	(1.28)
Weighted average number of shares outstanding
Basic	18,703,023	16,214,779	18,295,555	15,268,138
Diluted	18,703,023	16,810,666	18,295,555	15,268,138

Aeterna Zentaris

Interim Consolidated Statement of Financial Position Information

	As at September 30,	As at December 31,
(in thousands)	2012	2011
	$	$
Cash and cash equivalents	33,202	46,881
Trade and other receivables and other current assets	10,596	13,258
Restricted cash	806	806
Property, plant and equipment	2,146	2,512
Other non-current assets	11,518	11,912
Total assets	58,268	75,369
Payables and other current liabilities	14,328	17,784
Long-term payable (current and non-current portions)	31	88
Warrant liability (current and non-current portions)	2,710	9,204
Non-financial non-current liabilities*	48,719	52,839
Total liabilities	65,788	79,915
Shareholders' deficiency	(7,520)	(4,546)
Total liabilities and shareholders' deficiency	58,268	75,369
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*    Comprised mainly of non-current portion of deferred revenues, employee future benefits and provision.

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